Globalink Investment Inc.

1180 Avenue of the Americas, 8th Floor

New York, NY 10036

December 3, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Catherine De Lorenzo

	RE:	Globalink Investment Inc. (the “Company”)
Registration Statement on Form S-1, as amended
(File No. 333-261222) (the “Registration Statement”)

Dear Ms. De Lorenzo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant, Globalink Investment Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on December 6, 2021, or as soon as practicable thereafter.

Very truly yours,

Globalink Investment Inc.

By:	/s/ Say Leong Lim
Name:	Say Leong Lim
Title:	Chief Executive Officer